Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Amendment No. 1 to Form S-3 No. 333-166406) and the related Prospectus of Wabash National Corporation for the registration of its common stock, debt securities, preferred stock, convertible debt securities and warrants and to the incorporation by reference therein of our reports dated March 25, 2010, with respect to the consolidated financial statements of Wabash National Corporation, and the effectiveness of internal control over financial reporting of Wabash National Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP
Indianapolis, Indiana
May 6, 2010